November 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Santander Consumer USA Holdings Inc.

Registration Statement on Form S-1

Filed July 3, 2013

File No. 333-189807

Dear Ms. Hayes:

On behalf of Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Suzanne Hayes

November 22, 2013

Amendment No. 1 reflects certain revisions of the Registration Statement in response to the comment letter dated July 31, 2013 from the staff of the Commission (the “Staff”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 1.

General

1.	Please file all remaining exhibits as soon as practicable, as we may have additional comments following our review of these documents.

Response: The Company acknowledges the Staff’s comment and has filed certain additional exhibits with Amendment No. 1 and intends to file all remaining exhibits as soon as practicable.

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: The Company acknowledges that it understands and believes it is in compliance with the requirements of Rule 3-12 of Regulation S-X.

Market Data, page ii

3.	Please delete the statement that you have not independently verified the data obtained from the referenced sources. You cannot disclaim responsibility for information included in your prospectus.

Response: In response to the Staff’s comment, the Company has deleted the above-referenced sentence on page ii of Amendment No. 1.

Certain Terminology, page ii

4.	Throughout your prospectus, you use technical or industry terms and acronyms that may be unfamiliar to investors, such as “non-captive vehicle lender,” “subvention program” and “floorplan lines of credit.” Please revise to ensure that all industry terms and acronyms are explained the first time you use them.

Response: In response to the Staff’s comment, the Company has added a glossary beginning on page ii of Amendment No. 1 that defines technical and industry terms and acronyms used in the prospectus.

Suzanne Hayes

November 22, 2013

Summary, page 1

5.	Please balance the discussion of your strengths and strategy by expanding the discussion of risks to provide a similar level of detail, including a discussion of weaknesses and obstacles that you may face in implementing your strategy.

Response: In response to the Staff’s comment, the Company has added additional disclosure on page 6 of Amendment No. 1 to expand the discussion of risks.

6.	Please revise your disclosure to eliminate promotional language or, where appropriate, to attribute your assertions to the sources from which you obtained the information. If you are relying upon your own estimates or conclusions, please explain the bases for these conclusions and disclose any third-party sources upon which you relied. For example, we note your statement on page 1 that you “have developed into a leader in the nonprime vehicle space,” as well as your assertions that you have developed “extensive data and advanced analytics tools” and “highly effective” software applications. Please also apply this comment to your disclosure elsewhere in your prospectus, including in your Management’s Discussion and Analysis and Business sections.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to eliminate promotional language and to provide third-party sources for assertions made. Where the Company relies upon its own estimates or conclusions to support assertions made, the Company has explained the basis for such conclusions.

Our Strengths, page 2

7.	In an appropriate section of your prospectus, please explain why you “proactive[ly decided] to reduce origination value prior to the recent economic downturn” and describe the resultant impact on your business and results of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 81-82 of Amendment No. 1 to clarify that the Company proactively tightened its credit standards (rather than proactively reducing origination volume) prior to the economic downturn. The Company has also revised page 82 of Amendment No. 1 to explain that this tightening of credit standards resulted in a reduction of origination volume.

Suzanne Hayes

November 22, 2013

Risk Factors, page 12

Our business could be negatively impacted if our access to funding is reduced, page 13

8.	Please revise to clarify the extent to which you experienced increase risk premiums with respect to your sales of asset-backed securities and whether you have been subject to the adverse possibilities that you cite in the risk factor, such as an increased cost of funding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1 to clarify the extent to which the Company experienced increased risk premiums and costs of funding with respect to the sales of asset-backed securities and whether the Company has been subject to the adverse possibilities that the Company cites in the risk factor.

Our recent agreement with Chrysler may not result in currently anticipated levels..., page 14

9.	We note that Chrysler may acquire an equity participation in a new entity or joint venture, which may exceed 50%. Is there a cap on their potential equity interest? If not, please state that there is no cap on Chrysler’s ownership.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 1 to clarify that there is no cap on Chrysler’s potential equity interest in the new entity or joint venture.

Our financial condition, liquidity, and results of operations depend on the credit..., page 15

10.	Please quantify the amount of receivables that are nonprime and expand your disclosure to illustrate the higher default rates that you experience with your nonprime receivables, including the amount of repossessions and foreclosure sales during the last fiscal year.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 1 to quantify the amount of receivables that are nonprime and to illustrate the higher default rates the Company experiences with its nonprime receivables.

11.	Please disclose whether you have experienced an adverse impact on your business and operations as a result of the negative publicity that you cite in this risk factor. Additionally, in an appropriate section of your prospectus, please clarify discuss how you have addressed the consumer complaints cited in this section, including whether you have modified any of your internal policies or made other changes.

Suzanne Hayes

November 22, 2013

Response: In response to the Staff’s comment, the Company has added disclosure on page 15 of Amendment No. 1 to explain that the Company does not believe that it has experienced an adverse impact on its business and operations as a result of the negative publicity cited in the risk factor. The Company has also added disclosure on page 88 of Amendment No. 1 to explain how the Company addresses consumer complaints.

Future changes in our relationship with Santander may adversely affect..., page 16

12.	Please expand this risk factor as follows.

•	Quantify the amount and percentage of your shares that are held by Banco Santander.

•	Quantify the “significant funding support” provided by Banco Santander, including the amount of “liquidity that enabled [you] to pursue several acquisitions and/or conversions of vehicle loan portfolios during the recent financial downturn.” Please also clarify why you were unable to finance these opportunities without support from Banco Santander.

•	Explain the risks associated with the potential loss of your license to use the Santander name; for example, loss of goodwill and the requirement that the company change its name.

•	Revise your disclosure in the fourth paragraph to discuss the 2012 credit ratings downgrades of Banco Santander and to clarify the extent to which these downgrades have increased your funding costs, given your reliance on Banco Santander for funding support.

•	Clarify why your “continuing relationship with Santander or SHUSA...could reduce the willingness of other banks to develop relationships with [you].”

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 16-17 of Amendment No. 1.

13.	We note your reference to a shareholders agreement. Please tell us when the shareholders are expected to enter into this agreement and whether you are planning to file it as an exhibit.

Response: The existing shareholders agreement among the Principal Stockholders will be amended and restated upon the consummation of the initial public offering contemplated by the Registration Statement (such shareholders agreement, as amended and restated, the “Shareholders Agreement”). The Company intends

Suzanne Hayes

November 22, 2013

to file a form of the Shareholders Agreement as an exhibit to the Registration Statement once the terms of the Shareholders Agreement are finalized.

Our allowance for loan losses and impairments may prove to be insufficient..., page 18

14.	Please quantify the increase in allowance for loan losses that you have experienced over the past several years.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 18 of Amendment No. 1.

Our profitability and financial condition could be materially adversely affected..., page 18

15.	Please quantify the threshold that must be met before the loss sharing provision applies.

Response: The Company has filed with the Commission an Application for an Order Declaring Confidential Treatment of the Chrysler Agreement (the “Application”). The Application requests confidential treatment of the threshold that must be met before the loss sharing provision in the Chrysler Agreement applies. Pending the Staff’s consideration of the Application, the Company has not revised the disclosure in Amendment No. 1.

We apply financial leverage to our operations, which may materially adversely affect..., page 19

16.	Please quantify your leverage ratio in this risk factor.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 20 of Amendment No. 1.

Risks Related to Our Common Stock, page 25

The market price of our common stock could decline..., page 26

17.	Please quantify the amount of shares subject to the lockup agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1. The Company notes that the number of shares subject to the lockup agreements has not yet been determined and the Company intends to update the disclosure in the Registration Statement when such determination has been made.

Suzanne Hayes

November 22, 2013

Our Principal Stockholders will continue to have significant influence..., page 28

18.	We refer to your disclosure on page 120 under “Board Composition” and also your disclosure on page 127 that you expect to have 12 directors following the completion of this offering. Please revise to clarify that your principal shareholders will be entitled to nominate the entirety of your board of directors, pursuant to the Shareholders Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 123 of Amendment No. 1 to clarify that following the completion of the offering, the Principal Stockholders will be entitled to nominate the entirety of the Company’s board of directors pursuant to the Shareholders Agreement.

Management’s Discussion and Analysis of Financial Condition..., page 41

Background and Overview, page 41

19.	Please explain how, and the extent to which, you “have recently increased [y]our presence in the prime space.”

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 40 of Amendment No. 1.

Recent Developments and Other Factors Affecting Our Results of Operations, page 42

20.	Please disclose the extent to which the low-interest-rate environment has impacted your business and results of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1.

Chrysler Capital, page 42

21.	We note that the Chrysler Agreement is a prominent factor in your strategy and current business model. Please file the agreement as an exhibit, or provide an analysis supporting your determination that you are not required to file it. Additionally, we note that the agreement is terminable for failure to meet the transition milestones and performance metrics. Please quantify the milestones and metrics that could result in termination if not met.

Response: The Company has filed with the Commission the Application. The Application requests confidential treatment of the specific milestones and metrics that, if not met, could result in termination of the Chrysler Agreement, for the rea-

Suzanne Hayes

November 22, 2013

sons set forth in the Application. Pending the Staff’s consideration of the Application, the Company has not revised the disclosure in Amendment No. 1.

LLC Consolidation, page 43

22.	We note your disclosure here that “[t]wo of the investors in Auto Finance Holdings are the equity investors in the LLCs,” in addition to your disclosure on page 51 that you continue to earn finance and other income from the LLCs’ portfolios. Please tell us why you did not include these transactions under “Certain Relationships and Related Party Transactions” pursuant to Regulation S-K Item 404(a).

Response: In response to the Staff’s comment, the Company has disclosed these transactions on page 127 of Amendment No. 1 under the “Certain Relationships and Related Party Transactions” section.

Credit Quality, page 56

23.	To illustrate the impact of the “higher level of delinquencies and credit losses” with respect to your nonprime borrowers, please further explain and quantify the portion of your business that involves financing to nonprime borrowers, as compared to loans made to prime borrowers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 1 to explain and quantify the portion of the Company’s business that involves financing to nonprime borrowers.

Deferrals and Debt Restructurings, page 57

24.	We note the tabular disclosure of deferred loans on page 58, in addition to your disclosure that if you determine that a customer’s financial difficulty is not temporary and you believe the customer could continue to make payments at a lower rate, you may agree to modify their loan. Please amend your filing to quantify your total modifications disaggregated by modification type (i.e., reduction in interest rate, reduction in loan principal balance and extension of the maturity date) for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Amendment No. 1.

Market Risk, page 68

25.

We note your disclosure on page 3 that the Federal Reserve’s oversight has led you to develop and maintain risk management and reporting procedures and adapt these procedures to the evolving regulatory requirements. Please expand your disclosure to describe the risk management structure, including risk management committees and in-

Suzanne Hayes

November 22, 2013

dividuals with risk management responsibilities. Explain how risk management information is communicated amongst these parties, including under what circumstances such information is communicated to the Chief Compliance and Risk Officer. Additionally, describe how you have changed your procedures and structure as a result of the evolving regulatory requirements for consumer finance.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 69-70 of Amendment No. 1.

Credit Risk, page 70

26.	We note your reference to your “strong credit and underwriting processes” on page 78. We also note your disclosure in this section that you “generally tighten [y]our underwriting requirements in times of greater economic uncertainty.” Please revise to clarify whether you have changed your underwriting practices since 2008, and if so, describe the material components of such changes. Additionally, please disclose whether, and if so how, you have revised your underwriting standards as a result of your agreement with Chrysler.

Response: In response to the Staff’s comment, the Company has added disclosure on page 72 of Amendment No. 1 explaining the material components of the changes made to the Company’s underwriting requirements, including since 2008 and as a result of the Chrysler Agreement.

Business, page 74

27.	We refer to your disclosure on page 76. Please clarify what the Manheim Used Vehicle Index is meant to illustrate. Additionally, please quantify the portion of your business represented by used car financing and, of those, the amount represented by nonprime auto loans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1 to clarify what the Manheim Used Vehicle Index is meant to illustrate, and to quantify the portion of the Company’s business represented by used car financing and, of that portion, the amount represented by nonprime auto loans.

Our Strengths, page 79

Technology-Driven Platforms, page 79

28.	Please expand your disclosure to explain how your “proprietary credit scoring system” differs from conventional credit scoring methods.

Suzanne Hayes

November 22, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1.

Our Business Strategy, page 80

Growth in Direct-to-Consumer Exposure, page 81

29.	Please explain the basis for your statement that your RoadLoans.com program “is a preferred finance resource for many major vehicle shopping websites...” and describe how you are working to integrate with brands other than Chrysler.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 1 to explain the basis for the Company’s statement that the Company’s RoadLoans.com program “is a preferred finance resource for many major vehicle shopping websites.” The Company has also revised the disclosure on page 84 of Amendment No. 1 regarding the Company’s initiatives with other OEMs.

Compensation Discussion and Analysis, page 98

Base Salary, page 99

30.	We note your disclosure that named executive officers’ base salaries “were generally set in accordance with each NEO’s employment agreement.” However, we also note that the employment agreements with Messrs. Kulas, Grubb and Burns, which you have filed as exhibits 10.3, 10.4 and 10.5 to your registration statement, omit the agreed-upon base salary amounts. Please re-file these exhibits, or advise why the amounts were omitted from the employment agreements. Additionally, please expand your disclosure on page 110 under “Employment Agreements with Jason A. Kulas, Jason W. Grubb, Eldridge A. Burns, Jr., and Richard Morrin” to disclose the initial base salary amounts for these named executive officers.

Response: In response to the Staff’s comment, the Company has added the executive officers’ base salaries to the employment agreements with Messrs. Burns, Grubb and Kulas, which are filed as exhibits 10.3, 10.4 and 10.5 to the registration statement and have added disclosure on page 113 of Amendment No. 1 to disclose the initial base salary amounts for each of Messrs. Kulas, Grubb, Burns and Morrin.

Suzanne Hayes

November 22, 2013

Short-Term Incentive Compensation, page 99

Discretionary Bonuses, page 99

31.	Please expand your disclosure to describe the factors that were considered in awarding discretionary bonuses to Messrs. Dundon, Kulas and Grubb. To the extent the achievement of predetermined goals was considered, please describe these goals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1 to describe the factors that were considered in awarding discretionary bonuses to Messrs. Dundon, Kulas and Grubb.

SCUSA Executive Incentive Program, page 99

32.	While we note your disclosure that “[t]here was no specific weight given to any one financial performance metric” and that you “considered a wide variety of financial performance metrics in reaching a conclusion as to [y]our financial performance for fiscal year 2012,” please note that you are required to disclose the specific items of corporate performance that are taken into account in making compensation decisions. See Regulation S-K Item 402(b)(v). Please revise to disclose the performance objectives applicable to the 2012 fiscal year, as well as the financial metrics achieved that resulted in the annual cash bonuses paid to your named executive officers. Please also describe the process through which you determined the percentage of base salary that each named executive officer received as a cash bonus, as it is unclear from your existing disclosure whether individual performance or other criteria influenced the final amount.

Response: In response to the Staff’s comment, the Company has added the disclosure on pages 102-103 of Amendment No. 1 to include the performance objectives applicable to the 2012 fiscal year, as well as the financial metrics achieved that resulted in the annual cash bonuses paid to the Company’s named executive officers, as well as the process through which the Company determined the percentage of base salary that each named executive officer received as a cash bonus.

33.	Please provide us with your analysis of how you determined that the short-term cash incentive awards granted to your named executive officers for 2012 fiscal year performance should be reported in the “Bonus” column of your summary compensation table instead of the “Non-equity Incentive Plan Compensation” column.

Response: The Company has revised its disclosure in each of the “Bonus” column and the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table on page 107 of Amendment No. 1 to provide that, consistent with Question 119.02 of the Staff’s Regulation S-K Compliance and Disclo-

Suzanne Hayes

November 22, 2013

sure Interpretation, the discretionary bonuses paid to Messrs. Dundon, Kulas, Grubb and Morrin, as described on page 102 of Amendment No. 1, are reported in the “Bonus” column of the Summary Compensation Table and the bonuses paid pursuant to the Company’s Executive Incentive Program to all of the named executive officers are reported in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table. The Company reported the discretionary bonuses paid to Messrs. Dundon, Kulas and Grubb in the “Bonus” column of the Summary Compensation Table because, as described on pages 102 and 103 of Amendment No. 1, no goals or performance objectives were set or communicated to the applicable named executive officers and the named executive officers had no expectation of receiving a bonus until after the Company’s board of directors had made the decision to pay Messrs. Dundon, Kulas and Grubb a discretionary bonus based on the Company’s board of directors’ evaluation of each individual’s exceptional performance during the applicable period and in order to replace a discontinued retention program. In addition, the discretionary bonus paid to Mr. Morrin is reported in the “Bonus” column because it was not based on performance and was paid in connection with his acceptance and commencement of employment with the Company. As disclosed on pages 102 and 103 of Amendment No. 1, the amounts paid pursuant to the Company’s Executive Incentive Program were determined based on a variety of Company financial performance metrics, with no specific weight given to any individual financial performance metric. The amounts that were paid to the named executive officers pursuant to the Company’s Executive Incentive Program are reported in the “Non-equity Incentive Compensation Plan” column on page 107 of Amendment No. 1 because the overall financial performance metrics and the applicable bonus opportunity were communicated to the named executive officers at a time during which the achievement of such financial performance metrics was substantially uncertain.

SCUSA 2011 Management Equity Plan, page 101

34.	We note that you have omitted a discussion of the policies and rationale underlying the stock option awards granted to your named executive officers during the 2012 fiscal year. Please revise to provide a complete discussion of the material elements considered in determining the amount of stock options granted to each named executive officer, including any corporate or individual performance factors considered and any discretion used in setting the final amounts. Your revised disclosure should clearly describe the reasons why the named executive officers, including Mr. Dundon, received disparate stock option awards and indicate whether these awards reflect any decision to materially increase, or decrease, compensation from prior years.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1 to provide a complete discussion of the material elements considered in determining the amount of stock options granted

Suzanne Hayes

November 22, 2013

to each named executive officer, including any corporate or individual performance factors considered and any discretion used in setting the final amounts, and further to describe the reasons why the named executive officers, including Mr. Dundon, received disparate stock option awards and whether these awards reflect any decision to materially increase, or decrease, compensation from prior years.

Certain Relationships and Related Party Transactions, page 120

2011 Investment, page 120

35.	Please disclose the names of the “certain members of [y]our management” to whom you sold shares of SCHUSA Illinois and with whom you entered into Management Shareholder Agreements. Please also file the Management Shareholder Agreements as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has revised page 122 of Amendment No. 1 to disclose the names of the members of management that purchased shares of SCUSA Illinois and entered into Management Shareholder Agreements, and the Company has filed the Management Shareholder Agreements as exhibits to the Registration Statement.

Consolidated Financial Statements for the Three Months Ended March 31, 2013..., page F-2

Note 1. Description of Business, Basis of Presentation, and Changes in Significant..., page F-5

Provision for Loan Losses, page F-6

36.	We note your disclosure on page F-7 that commercial loans, such as dealer loans, are evaluated individually for impairment and that you establish specific reserves for commercial loans determined to be individually impaired. Please tell us if these specific reserves are included within your loan loss allowance disclosures in Note 3 and revise to separately disclose the loan loss amounts related to loans determined to be individually impaired.

Response: Although the Company’s policy requires that it establish specific reserves for commercial loans determined to be individually impaired, the Company has not yet experienced a circumstance in which this determination has been made, primarily because all of the Company’s commercial loans were recently originated. All but one of the Company’s commercial loans were made in connection with the Chrysler Agreement, which became effective in May 2013, and all such commercial loans are currently performing.

Suzanne Hayes

November 22, 2013

Note 6. Securitization Activity, page F-14

37.	We note your disclosure that as of March 31, 2013 and December 31, 2012, the company was servicing $14.04 billion and $15.88 billion, respectively, of gross retail installment contracts that have been transferred to trusts. We also note your disclosure on page F-8 that as of the end these same time periods you have gross retail installment contracts of $19.08 billion and $18.59 billion, respectively. Please tell us the reason for the difference between the two amounts and clarify whether the remainder of your gross retail installment contracts have either been securitized and sold with no servicing retained, or not securitized and held in your loan portfolio.

Response: The difference between gross retail installment contracts that have been transferred to securitization trusts and total gross retail installment contracts on the Company’s consolidated balance sheets is based on retail installment contracts that have been pledged to private issuances versus retail installment contracts that have not been pledged to private issuances. In response to the Staff’s comment, the Company has revised page F-19 of Amendment No. 1.

Consolidated Financial Statements for the Years Ended December 31, 2012, 2011..., page F-24

Note 20. Employee Benefits, page F-54

38.	We note disclosure related to your 2012 stock option grants under SCUSA’s Management Equity Plan. We further note your disclosure on page F-55 that you believe your repurchase right causes the IPO event to constitute an implicit vesting condition, which has resulted in no stock compensation expense being recorded in 2012. Please tell us the authoritative guidance you relied upon to support your accounting and specifically address why you believe the repurchase right causes the IPO event to constitute an implicit vesting condition.

Response: The Company has relied upon the guidance in ASC 718-10 to support its accounting for the Management Equity Plan. ASC 718-10-20 defines a performance condition as “[a] condition affecting the vesting, exercisability, exercise price or other pertinent factors used in determining the fair value of an award that relates to both of the following: a. An employee’s rendering service for a specified (either explicitly or implicitly) period of time; [or] b. Achieving a specified performance target that is defined solely by reference to the employer’s own operations (or activities).” One such example in ASC 718-10-20 is the “selling [of] shares in an initial public offering.” Although the initial public offering is not an explicit vesting condition, as the shares may vest and the employees may exercise the options prior to an initial public offering, the Company believes that the initial public offering is an implicit vesting condition, because prior to an initial public offering the shares are not transferable and are subject to call rights at the option

Suzanne Hayes

November 22, 2013

of the Company at a repurchase price defined in the agreement as the lesser of (1) the purchase price paid by the employee for the shares or (2) fair market value of the shares at the repurchase date. Thus, if a stock option vests (due to achievement of the option’s explicit vesting conditions) and the employee exercises the vested stock option, the grantee becomes the holder of common stock. However, the Company may call the common stock by refunding the employee the price paid for the shares (or less) until the initial public offering occurs, thereby preventing employees from enjoying any economic benefit from an increase in the value of the shares until an initial public offering occurs and the employee is able to transfer the shares and the call rights terminate. Only upon the occurrence of an initial public offering does the grantee own the common stock with no further risk of repurchase for a refund of the original purchase price (or less).

In consideration of the definition of a performance condition above, in substance, although the occurrence of an initial public offering is not an explicit performance condition, the Company believes it is an implicit performance condition because it is only upon the occurrence of the initial public offering that the grantee owns the common stock with no further risk of repurchase for a refund of their original purchase price (or less), and therefore obtains economic benefit from the award.

Suzanne Hayes

November 22, 2013

39.	As a related matter, we note disclosure on page F-55 that the exercise prices of your stock options have been retroactively adjusted to reflect a $4.84 dividend protection adjustment for dividends paid in 2012. We note no such clause in the form of your option award agreement as provided by in Exhibit 10.9 of your filing. Please provide us with the relevant excerpts from your stock option agreement that discusses your dividend protection adjustment. Also, we note that the expected dividends used in your Black-Scholes option pricing model was determined based upon management’s projections and was 1.92% for your 2012 option issuances, as disclosed on page 115. Please tell us how you determined your expected dividends based upon this dividend protection adjustment clause. Please also refer to and address your consideration of ASC 718-10-55-44 in your response.

Response: The dividend protection adjustment clause is in Section 11, Effect of Certain Changes, of the Santander Consumer USA Inc. 2011 Management Equity Plan, which is filed as Exhibit 10.8 to the Registration Statement and which provides, in relevant part: “in the event that the Committee determines that a Distribution in excess of the Threshold Amount has occurred, then the Committee shall, in such manner as it may deem equitable and to the extent permitted by Sections 424 and 409A of the Code and the Department of the Treasury Regulations thereunder, reduce the Exercise Price of each outstanding Option (but not below zero) by an amount equal to the amount that the holders of Common Stock entitled to participate in such Distribution are entitled to receive with respect thereto for a share of Common Stock, provided that such reduction in Exercise Price shall only take into account the portion of the Distribution that exceeds the Threshold Amount.” The “Threshold Amount” is defined in Section 27, Definitions, of the Santander Consumer USA Inc. 2011 Management Equity Plan to equal 15% of the Company’s audited GAAP net income with respect to the applicable calendar year. In accordance with the guidance in ASC 718-10-55-44, the Company incorporated this dividend protection adjustment clause into its expected dividends assumption for the Black-Scholes option pricing model by capping the assumed dividends at the unprotected level of 15% of net income.

Exhibit 23.1

40.	Please provide an updated consent in your next amendment.

Response: The Company has filed an updated consent of Deloitte & Touche LLP as Exhibit 23.1 to Amendment No. 1.

*                    *                     *

Suzanne Hayes

November 22, 2013

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 403-1378 or Mark F. Veblen at (212) 403-1396.

Sincerely,

/s/ Benjamin M. Roth
Name: Benjamin M. Roth

cc:	Jason A. Kulas
President and Chief Financial Officer
Santander Consumer USA Holdings Inc.

Enclosure